

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2019

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana St.
Suite 2100
Houston, TX 77002

> **Re: Targa Resources Corp.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed March 1, 2019**
> **File No. 001-34991**
> **Targa Resources Partners LP**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed March 1, 2019**
> **File No. 001-33303**

Dear Ms. Kneale:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Consumer Products